ALEXCO RESOURCE CORP. CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alexco Resource Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at June 30, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at June 30, 2008.

The effectiveness of Alexco’s internal control over financial reporting as at June 30, 2008 has been audited by PricewaterhouseCoopers LLP, our independent auditor, as stated in their report which appears on the following page.

“Clynton R. Nauman”	“David E. Whittle”
(signed)	(signed)

Clynton R. Nauman	David E. Whittle
President and Chief Executive Officer	Chief Financial Officer

September 26, 2008

To the Shareholders of Alexco Resource Corp.

We have completed an integrated audit of Alexco Resource Corp.’s 2008 consolidated financial statements and of its internal control over financial reporting as at June 30, 2008 and an audit of its 2007 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Alexco Resource Corp as at June 30, 2008 and June 30, 2007, and the related consolidated statements of operations, comprehensive loss and deficit and the consolidated statement of cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements as at June 30, 2008 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s financial statements as at June 30, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at June 30, 2008 and June 30, 2007 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Alexco Resource Corp’s internal control over financial reporting as at June 30, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at June 30, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
September 26, 2008

(2)

ALEXCO RESOURCE CORP.
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30
(expressed in thousands of dollars)

	2008	2007
ASSETS

Current Assets
Cash and cash equivalents	$13,005	$21,631
Restricted cash and deposits	-	302
Accounts and other receivable	1,956	1,705
Income taxes receivable	32	-
Prepaid expenses and other current assets	478	293
	15,471	23,931

Restricted Cash and Deposits (see notes 7 and 8)	1,260	12,002

Property, Plant and Equipment (see note 4)	4,109	1,274

Mineral Properties and Deferred Exploration Costs (see note 5)	41,849	28,166

Intangible Assets (see note 6)	2,862	3,510

Goodwill (see note 2(g))	917	917

	$66,468	$69,800

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$3,179	$2,632
Income taxes payable	-	168
	3,179	2,800
Other Reclamation Liability (see note 7)	-	9,284

Asset Retirement Obligation (see note 8)	814	983

Future Income Tax Liabilities (see note 12)	4,721	2,755

	8,714	15,822

Shareholders’ Equity (see note 9)	57,754	53,978

	$66,468	$69,800

COMMITMENTS (see notes 5(a) and 14)
SUBSEQUENT EVENT (see note 5(b))

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Michael Winn”	“David Searle”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
FOR THE YEARS ENDED JUNE 30
(expressed in thousands of dollars, except
per share and share amounts)

	2008	2007

Consulting Revenue	$5,736	$4,053

Consulting Costs	4,673	2,923

Gross Profit	1,063	1,130

Expenses
Accretion of asset retirement obligation	37	48
Amortization of property, plant and equipment	376	224
Amortization of intangible assets	648	373
Business development and investor relations	693	443
Foreign exchange loss (gain)	2	(9)
Gain from re-estimation of asset retirement obligation	-	(88)
Office and miscellaneous	946	846
Professional fees	858	692
Regulatory fees	174	87
Salaries and contractors and stock-based compensation (see note 11)	3,036	3,857
Travel	160	377
Write-down of property, plant and equipment	68	39

	6,998	6,889

Loss Before Other Income	(5,935)	(5,759)

Other Income
Interest income	986	1,275

Loss Before Provision for Taxes	(4,949)	(4,484)

Recovery of (Provision for) Taxes (see note 12)
Current	187	(212)
Future	794	2,208

Net Loss and Comprehensive Loss	$(3,968)	$(2,488)

Deficit – Beginning of Year	$(5,885)	$(3,397)

Net Loss	(3,968)	(2,488)

Deficit – End of Year	$(9,853)	$(5,885)

Loss Per Share – Basic and Diluted (see note 13)	$(0.11)	$(0.08)
Weighted Average Number of Shares Outstanding (in thousands of shares)	35,086	31,193

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30
(expressed in thousands of dollars)

	2008	2007

Cash Flows from Operating Activities
Net loss	$(3,968)	$(2,488)
Items not affecting cash from operations –
Accretion of asset retirement obligation	37	48
Amortization of property, plant and equipment	376	224
Amortization of intangible assets	648	373
Gain from re-estimation of asset retirement obligation	-	(88)
Stock-based compensation	748	2,213
Write-down of property, plant and equipment	68	39
Recovery of future income taxes	(794)	(2,208)

	(2,887)	(1,887)

Expenditures on asset retirement obligation	(206)	(186)
Changes in non-cash working capital balances related to operations –
Accounts and other receivable	(250)	(535)
Prepaid expenses and other current assets	(185)	(204)
Accounts payable and accrued liabilities	(384)	(320)
Income taxes payable and receivable	(200)	103

	(4,112)	(3,029)

Cash Flows from Investing Activities
Investment in mineral properties and deferred exploration costs	(11,027)	(10,231)
Purchase of property, plant and equipment	(3,299)	(1,163)
Decrease (increase) in restricted cash and deposits	1,044	(43)
Acquisition of patents	-	(488)

	(13,282)	(11,925)

Cash Flows from Financing Activities
Common shares and units issued under private placement	9,075	24,810
Issuance costs	(611)	(1,303)
Common shares issued on exercise of stock options	8	327
Common shares issued on exercise of warrants	296	990

	8,768	24,824

Net Cash Flows	(8,626)	9,870

Cash and Cash Equivalents – Beginning of Year	21,631	11,761

Cash and Cash Equivalents – End of Year	$13,005	$21,631

SUPPLEMENTAL INFORMATION (see note 16)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

1.	Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). Alexco conducts mineral exploration in Canada, primarily in Yukon Territory. Alexco also provides consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, both in Canada and the United States.

The Corporation is in the process of exploring its mineral properties and has not yet determined whether they contain mineral deposits that are economically recoverable. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties and deferred exploration costs are based on costs incurred to date, and do not necessarily represent present or future values.

2.	Significant Accounting Policies

	(a)	Basis of Consolidation and Financial Statement Presentation

The consolidated accounts have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and include the accounts of the Corporation and its wholly owned subsidiaries, Alexco Resource Canada Corp. (formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Company Ltd. (“ERDC”), Access Mining Consultants Ltd. (“Access”) and Alexco Resource U.S. Corp. All significant inter-company transactions and balances are eliminated on consolidation. Significant differences from accounting principles generally accepted in the United States (“US GAAP”) are described in note 19.

All amounts are reported and measured in Canadian dollars. Certain of the comparative figures have been reclassified to conform with the current period's presentation format.

	(b)	Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Significant areas requiring the use of management’s judgment include evaluating the carrying value and recoverability of property, plant and equipment, mineral properties, intangible assets and goodwill; determining amortization rates; estimating asset retirement obligations including future environmental obligations and site reclamation costs; estimating future income taxes; determining the value of stock-based compensation and securities issued for non-cash consideration; and allocating proceeds received from issuance of units to the component securities. The use of such judgment includes, but is not limited to, the estimations of mineral resources, future mineral prices and project capital, operating and reclamation costs. Actual results could differ materially, and such estimates may be subject to change in the future.

	(c)	Cash and Cash Equivalents

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

(d)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost, including any directly attributable financing or interest costs, and amortization begins when the asset is substantially put into service. Amortization of property, plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Furniture and office equipment	5 years straight-line
Computer hardware	3 years straight-line
Computer software	2 years straight-line
Leasehold improvements	straight-line over the term of lease
Roads	5 years straight-line
Camp and other site infrastructure	10 years straight-line

Management reviews and evaluates the carrying amount of property, plant and equipment for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and the asset written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

(e)	Mineral Properties and Deferred Exploration Costs

Mineral property interests are recorded at cost, including any directly attributable financing or interest costs, and expenditures on exploration or mine development activities undertaken on mineral properties the Corporation has acquired, or has the right to acquire, are deferred, net of any directly attributable expenditure recoveries recognized such as exploration or investment tax credits. Mineral property acquisition costs include costs of both initially acquiring and subsequently maintaining title to mineral property interests, while deferred exploration costs include exploration and other activities and expenditures directed at identifying the resource potential of the mineral property interests and otherwise developing and assessing the feasibility of bringing them into production. Grassroots exploration expenditures, incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property, are expensed. The carrying amount of each mineral property, including deferred exploration costs, will be amortized against future production following commencement of commercial production, or written off if the property is allowed to lapse or is abandoned.

Management reviews and evaluates the carrying amount of each mineral property, including deferred exploration costs, for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the mineral property, an impairment loss is recognized and the property written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

(f)	Intangible Assets

Intangible assets consist of customer relationships, backlog, rights to provide services and database assets acquired through business combinations, as well as acquired patents having definite lives, and are recorded at cost. All of the Corporation’s intangible assets have definite lives, and are amortized over their expected useful lives using the following methods:

Customer relationships	5 years straight-line
Backlog	1 year straight-line
Rights to provide services and database	4 years straight-line
Patents	straight-line over remaining life

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

Management reviews and evaluates the carrying amount of definite life intangible assets for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and the asset written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

(g)	Goodwill

Goodwill arose on the acquisition of Access in 2006, representing a combination of the value of the assembled workforce and the potential benefits of management expertise and experience to the Corporation’s mineral exploration activities in the Yukon’s Keno Hill district, and was assigned to the Corporation’s mineral properties segment.

Goodwill is not amortized. Management evaluates the carrying amount of goodwill for impairment on at least an annual basis, and more frequently if events or circumstances occur which indicate impairment is more likely than not to have arisen. To accomplish this, management compares the estimated fair value of each reporting unit to which goodwill has been allocated to the carrying amount of the unit. If the carrying amount of a reporting unit exceeds its fair value, management would compare the implied fair value of the goodwill to its carrying amount and any excess of the carrying amount over the fair value would be charged to operations.

(h)	Asset Retirement Obligation

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site, are recognized and recorded as a liability at fair value at the time the asset is acquired or the event occurs giving rise to such an obligation, with fair value measured by discounting the estimated cash flows required to fulfill such obligations using an appropriate interest rate. The liability is accreted over time through periodic charges to earnings. The corresponding asset retirement cost is capitalized into the asset’s carrying value and is amortized over the asset’s useful life in accordance with the Corporation’s capital asset amortization policies. Estimates of the timing and amount of undiscounted cash flows required to fulfill asset retirement obligations are updated periodically to reflect significant changes in facts and circumstances, and the obligation is remeasured to incorporate any resulting change in its fair value. The capitalized asset retirement cost is correspondingly increased or decreased by the amount of remeasurement, and if reduced to nil then any further reduction is taken into income as a re-estimation gain.

(i)	Revenue Recognition

Revenue from all consulting services is recognized under the proportional performance method based on an output appropriate to the particular service contract, such as provision of billable hours or performance of agreed service deliverables. Where the Corporation commits to provide service deliverables under a fixed price contract, estimated costs remaining to complete the contract are regularly reviewed and full provision is made immediately for any anticipated loss. Recognition of all revenue is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

(j)	Stock-Based Compensation

The Corporation accounts for stock-based compensation at fair value. Compensation expense for options granted is determined based on the estimated fair value of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options using the graded vesting attribution method and is capitalized to mineral properties and deferred exploration costs for grants to individuals working directly on mineral projects. The effects of actual forfeitures of unvested options are recognized as they occur. Consideration paid on exercise of options is credited to share capital.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

(k)	Income taxes

The Corporation follows the asset and liability method of tax allocation accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantial enactment. The amount of future income tax assets recognized is limited to the amount that is estimated as more likely than not to be realized.

(l)	Translation of Foreign Currencies

The Corporation’s functional currency is the Canadian dollar. Transactions in foreign currencies are translated into Canadian dollars at either actual or estimated exchange rates in effect on the transaction date. Monetary assets and liabilities expressed in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income. Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into the Corporation’s primary functional currency using the temporal method.

(m)	Earnings or Loss Per Share

Earnings or loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Corporation follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the weighted average market price during the period.

(n)	Financial Instruments

Financial assets, financial liabilities and non-financial derivative contracts are initially recognized at fair value on the balance sheet when the Corporation becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification. The Corporation’s cash and cash equivalents are classified as held for trading and thus are recorded at fair value on the balance sheet, with changes in the fair value of these instruments reflected in net earnings. Investments, including term deposits not included in cash equivalents, with fixed or determinable payments and fixed maturity and which the Corporation has the intention and ability to hold to maturity are classified as held to maturity and thus are recorded at amortized cost using the effective interest method. All other financial assets except receivables are classified as available for sale and thus are recorded at fair value on the balance sheet, with changes in the fair value of these instruments reflected in other comprehensive income. Receivables and all financial liabilities are recorded at amortized cost. Transaction costs incurred to acquire financial instruments other than those classified as held for trading are added to the initial carrying amount. Regular-way purchases and sales of financial assets are accounted for on the trade date.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

3.	Accounting Policy Changes

	(a)	Recently-Adopted Accounting Policy Changes

As required under Canadian GAAP, the following new and revised accounting standards have been adopted by the Corporation for its financial statements relating to its fiscal year commencing July 1, 2007:

		(i)	Accounting Changes

Under revised Section 1506, “Accounting Changes”, of the Canadian Institute of Chartered Accountants (“CICA”) Accounting Handbook, an accounting policy can be changed only if the change is required by a primary source of Canadian GAAP, or voluntarily if it results in the financial statements providing information that is both reliable and more relevant. Changes in accounting policies are accounted for in accordance with the specified transitional provisions where required by a primary source of Canadian GAAP, and through retrospective application if there are no transitional provisions or the change is voluntary. Disclosure is required to be made of the nature of changes in accounting policies, the adjustments made to the current and prior periods, and when voluntary the reasons for making the change. Changes in accounting estimates are to be recognized prospectively, and disclosure is required to be made of the nature and amount of such changes. Material prior period errors are to be corrected retrospectively in the first set of financial statements completed after their discovery, and disclosure is required to be made of the nature and amount of such corrected errors. The Corporation has made no voluntary changes in its accounting policies since the adoption of this revised standard.

		(ii)	Financial Instruments

New CICA Accounting Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet, and whether fair value or cost-based measures are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. New CICA Accounting Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, specifies the disclosure and presentation standards applicable to financial instruments. The specific policy determinations made by the Corporation upon adoption of these standards are summarized in note 2(n). The adoption of these standards have not required any adjustment to the Corporation’s financial statements as the carrying amounts of all financial instruments as at the beginning of the 2008 fiscal year approximated their fair values and accordingly were not remeasured.

		(iii)	Hedges

New CICA Accounting Handbook Section 3865, “Hedges”, is applicable when an entity chooses to designate a hedging relationship for accounting purposes. It specifies how hedge accounting is applied and what disclosures are necessary when it is applied. The adoption of this standard has had no present impact as the Corporation has not employed hedge accounting in either the 2007 or 2008 fiscal periods.

		(iv)	Comprehensive Income

New CICA Accounting Handbook Section 1530, “Comprehensive Income”, requires the presentation of a statement of comprehensive income and its components. Comprehensive income is the change in net assets during a period from transactions and other events and circumstances from non-owner sources, and includes both net earnings and other comprehensive income. Other comprehensive income comprises all revenues,

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

expenses, gains and losses that are included in comprehensive income but are not recognized in net earnings, such as those resulting from changes in the fair value of financial assets classified as available for sale.

(b)	Future Accounting Policy Changes

The Corporation will be required to adopt the following new accounting standards under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing July 1, 2008:

	(i)	Capital Disclosures

New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed and requires the following disclosures:

		(A)	qualitative information about the entity’s objectives, policies and processes for managing capital;
		(B)	summary quantitative data about what it manages as capital;
		(C)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and
		(D)	when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

The Corporation is still assessing the impact of the adoption of this standard.

	(ii)	Financial Instruments

New CICA Accounting Handbook Sections 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”, replace existing Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments to the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks. The Corporation is still assessing the impact of the adoption of this standard.

	(iii)	Inventories

New CICA Accounting Handbook Section 3031, “Inventories”, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard is not expected to have a material impact on the Corporation’s financial statements as it has held no significant inventories in the past and does not anticipate holding any in the period of initial application.

For interim and annual financial statements relating to its fiscal year commencing July 1, 2009, the Corporation will be required to adopt new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Corporation has not yet

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

determined the effect if any that the adoption of this new standard will have on its financial statements.

4.	Property, Plant and Equipment

		Accumulated	2008
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$2,632	$284	$2,348
Heavy machinery and equipment	1,619	428	1,191
Leasehold improvements	436	99	337
Furniture and office equipment	162	38	124
Computer hardware and software	299	190	109

	$5,148	$1,039	$4,109

		Accumulated	2007
	Cost	Amortization	Net

Heavy machinery and equipment	$1,057	$127	$930
Leasehold improvements	258	66	192
Furniture and office equipment	109	14	95
Computer hardware and software	101	44	57

	$1,525	$251	$1,274

During the year ended June 30, 2008, the Corporation recorded total amortization of property, plant and equipment of $809,000 (2007 – $224,000), of which $433,000 (2007 – $nil) was related to property, plant and equipment used in exploration activities and has been capitalized to deferred exploration costs. The balance of $376,000 (2007 – $224,000) has been charged to income.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

5.	Mineral Properties and Deferred Exploration Costs

				Expenditures
		Expenditures		(Recoveries)
	June 30	Incurred	June 30	Incurred	June 30
	2006	In the Year	2007	In the Year	2008

Acquisition Costs
Keno Hill District	$8,644	$1,671	$10,315	$808	$11,123
McQuesten	1,111	20	1,131	672	1,803
Brewery Creek	1,889	-	1,889	-	1,889
Other	98	-	98	-	98

	11,742	1,691	13,433	1,480	14,913

Deferred Exploration Costs
Keno Hill District	3,389	10,433	13,822	12,402	26,224
McQuesten	74	13	87	(3)	84
Brewery Creek	684	47	731	(192)	539
Other	15	78	93	(4)	89

	4,162	10,571	14,733	12,203	26,936

Total	$15,904	$12,262	$28,166	$13,683	$41,849

(a)	Keno Hill District

On February 10, 2006, the Corporation announced that it had assigned to its wholly owned subsidiary, ERDC, its interest in an agreement (“the Purchase Agreement”) with the interim receiver of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, “UKHM”) to purchase the assets of UKHM comprised of mineral property interests and property, plant and equipment located in Yukon Territory’s Keno Hill district.

Under the Purchase Agreement, an “Initial Closing” was effected April 18, 2006, and ownership and title to the UKHM assets passed to ERDC on “Final Closing” which was set to occur 10 business days following receipt by ERDC of a water license for the purpose of conducting environmental care and maintenance activities in the district. Following issuance of the water license, Final Closing was completed in December, 2007.

As a condition of the Purchase Agreement, a separate agreement was entered into between Alexco, ERDC, the Government of Canada and the Government of Yukon (the “Sub-Agreement”), under which the Government of Canada has indemnified ERDC and Alexco from and against all liabilities arising directly or indirectly from the pre-existing condition of the UKHM properties. The Sub-Agreement also provided ERDC access to the UKHM properties to conduct exploration activities during the period between Initial and Final Closing. Pursuant to the Sub-Agreement, at Initial Close ERDC deposited $10,000,000 into a trust account, which upon Final Closing and for the benefit of the Government of Canada vested to the purpose of forming an environmental trust whose capital is designated for contribution towards the cost of ultimate closure reclamation of the UKHM properties. The payment of the $10,000,000 formed part of the consideration paid by ERDC to acquire the UKHM assets and has been accounted for as part of mineral property acquisition costs. On Initial Closing, the Corporation recognized acquisition costs of $8,085,000, offset by recognition of an amount for other reclamation liability (see note 7), and representing the $10,000,000 due at the estimated time of Final Closing discounted at 8%. Accretion of this liability was subsequently capitalized to mineral properties such that on Final Closing the full $10,000,000 was reflected in acquisition costs. Under the Sub-Agreement, ERDC may bring any mine into production on the UKHM properties by designating a production unit from the mineral property

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

interests relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation.

In addition, the Sub-Agreement details the basis under which ERDC is retained through the Government of Yukon as a paid contractor responsible for the environmental care and maintenance and ultimate closure reclamation of the UKHM properties, both prior to Final Closing and continuing thereafter. It provides that ERDC is responsible for the development of the ultimate closure reclamation plan for fees of 65% of agreed scheduled rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full negotiated contractor rates. During the period required to develop the plan, ERDC is responsible for carrying out the environmental care and maintenance of the UKHM properties for a fixed annual fee adjusted each year for certain operating and inflationary factors. ERDC recognized 100% of the fee amount so determined during each contract year up to and including the year when Final Closing occurred. Pursuant to the Sub-Agreement, the portion of the annual fee amount so determined which is billable by ERDC will reduce by 15% each year until all site specific care and maintenance activities have been replaced by final reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC will revert to 85% until the Sub-Agreement is either amended or terminated. ERDC receives full contractor rates when retained by government to provide consulting services in the Keno Hill district outside the scope of the Sub-Agreement.

Also under the Sub-Agreement, ERDC is required to pay into a separate reclamation trust a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units, from any future production from the UKHM properties, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, to a maximum of $6.2 million, plus actual development and construction capital. A portion of any future proceeds from sales of the acquired UKHM assets must also be paid into the separate reclamation trust.

The Sub-Agreement included a number of termination provisions which ceased to be applicable upon Final Closing, included provisions obliging ERDC to deposit $1.8 million into a separate reclamation trust if either ERDC in its discretion elected to terminate the Sub-Agreement or if ERDC, after using all commercially reasonable efforts, was unable to obtain a water license by the fourth anniversary of Initial Closing. With the occurrence of Final Closing, the Sub-Agreement can be terminated at ERDC’s election should a closure reclamation plan be prepared but not accepted and approved, and at the Governments’ election should ERDC be declared in default under the Sub-Agreement. From the occurrence of Final Closing to the earlier of the date a mine is brought into commercial production on the UKHM properties and the date the active component of closure reclamation is completed, if ERDC should be declared in default, the Corporation will be required to deposit the sum of $6 million into the separate reclamation trust as a default fee.

During the year ended June 30, 2007, the Corporation acquired from a third party certain additional property interests in the Keno Hill district for consideration of $125,000 cash, the issuance of 56,657 common shares valued at $300,000 and the granting of a 1% net smelter return royalty in respect of the interests.

The Corporation’s holdings in the Keno Hill district are comprised of a number of properties, with the Bellekeno property being the most significant currently.

(b)	McQuesten

The McQuesten property is located in Yukon Territory adjacent to the Keno Hill district properties, and is 70% owned by the Corporation. In September 2007, the Corporation entered into an option agreement to acquire from a third party the remaining 30% interest and issued 140,000 common shares in consideration for the granting of the option, valued at $651,000. The Corporation can exercise the option by providing notice no later than September 20, 2008 of its intention to exercise and subsequently issuing 210,000 common shares plus granting a net smelter return royalty to the

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

optionor ranging from 0.5% to 2%, varying amongst the claims comprising the property. The property is subject to a second net smelter return royalty of 2% which is subject to an annual advance royalty payment of $20,000 per year.

On September 20, 2008, the Corporation provided notice of its intention to exercise the option.

(c)	Brewery Creek

The Corporation’s 100% owned Brewery Creek property is located in Yukon Territory. The Corporation had previously entered into a letter agreement with NovaGold Resources Inc. (“NovaGold”, see note 18(a)) granting NovaGold a back-in right to acquire a 70% interest in the sulphide project and a 30% interest in the oxide project which comprise the Brewery Creek property.

During the year ended June 30, 2008, the Corporation provided NovaGold with a report on the results of its exploration expenditures in respect of the Brewery Creek property, thereby triggering NovaGold’s 60 day back-in right to acquire an interest in the property by paying $500,000 to the Corporation over a four year period and incurring $1,750,000 in respect of the property over a five year period. The 60 day back-in right expired with NovaGold not electing to exercise.

The Brewery Creek property is subject to two underlying royalty agreements with third parties. The first is a “sliding scale” royalty on the first 300,000 ounces of production from the Brewery Creek property, payable on quarterly gold production on the basis of a sliding scale ranging from USD$10 per ounce if the average gold price for the quarter is less than USD$350 per ounce up to USD$40 per ounce if the average gold price for the quarter is greater than USD$450 per ounce. As of the cessation of gold production at Brewery Creek prior to its acquisition by the Corporation, royalties under this agreement had already been paid on 278,484 ounces of gold production. The second royalty is a 5% net profits royalty (after recapture of pre-production expenditures) on profits from gold production at Brewery Creek.

6.	Intangible Assets

		Accumulated	2008
	Cost	Amortization	Net

Reclamation project - rights to provide services
and database	$442	$133	$309
Backlog	41	41	-
Customer relationships	332	85	247
Patents	3,393	1,087	2,306

	$4,208	$1,346	$2,862

		Accumulated	2007
	Cost	Amortization	Net

Reclamation project - rights to provide services
and database	$442	$23	$419
Backlog	41	10	31
Customer relationships	332	17	315
Patents	3,393	648	2,745

	$4,208	$698	$3,510

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

On February 16, 2007, the Corporation completed the acquisition from a third party of certain patent rights relating to mine reclamation and closure procedures. The aggregate consideration paid by the Corporation for the patent rights totaled $2,133,000, comprised of $443,000 in cash, 264,895 common shares issued from treasury and valued at $1,645,000, and acquisition related transaction costs totaling $45,000.

7.	Other Reclamation Liability

	2008	2007
Other reclamation liability – beginning of year	$9,284	$8,234
Accretion	716	1,050
Settlement through security transfer on Final Closing	(10,000)	-
Other reclamation liability – end of year	$-	$9,284

As described in note 5(a), on Initial Close in 2006 ERDC deposited $10,000,000 into a trust account, with the intent that upon Final Closing and for the benefit of the Government of Canada they would vest to the purpose of forming an environmental trust whose capital was designated for contribution towards the cost of ultimate closure reclamation of the UKHM properties. The Corporation recorded at that time an amount of $8,085,000 as other reclamation liability, representing the $10,000,000 due at the estimated time of Final Closing discounted at 8%. Accretion of this liability was subsequently capitalized to mineral property acquisition costs, and interest earned on the deposited funds was included in interest income. The deposited funds were included in restricted cash and deposits under long term assets along with accumulated interest income thereon.

The other reclamation liability was settled in full on Final Closing through the vesting of the deposited funds to the purpose described above, with the balance recorded under restricted cash and deposits reduced accordingly, and the excess accumulated interest on the deposited funds was released to the Corporation.

8.	Asset Retirement Obligation

	2008	2007
Asset retirement obligation – beginning of year	$983	$1,209
Expenditures on asset retirement obligations	(206)	(186)
Change from re-estimation of required cash flows to settle	-	(88)
Accretion expense	37	48
Asset retirement obligation – end of year	$814	$983

The Corporation’s asset retirement obligation (“ARO”) consists of costs associated with reclamation and closure activities at the Brewery Creek property. These activities include costs for water treatment, land rehabilitation, ongoing care and maintenance and other costs.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

The Corporation has provided reclamation security totaling $1,100,000 (2007 – $1,774,000) to the Government of Yukon in the form of a term deposit held under a safekeeping agreement, which funds are included in the Corporation’s restricted cash and deposits.

The total undiscounted amount of the estimated cash flows required to settle the asset retirement obligation is estimated to be $905,000 (2007 – $1,008,000), which expenditures are expected to be incurred within the next 10 years. In historically determining the carrying value of the asset retirement obligation, the Corporation has assumed a credit-adjusted risk-free discount rate of 4% per annum.

9.	Shareholders’ Equity

Authorized share capital:
- Unlimited number of common shares, without par value

Components of shareholders’ equity:

	2008	2007

Share capital	$59,117	$52,201
Warrants (see note 10)	2,878	3,095
Stock options (see note 11)	5,120	4,567
Contributed surplus	492	-
Deficit	(9,853)	(5,885)

Shareholders’ equity	$57,754	$53,978

As a consequence of the adoption of new articles upon its continuation under the Business Corporations Act (British Columbia) (see note 1), the Corporation’s authorized capital no longer includes preferred shares.

Changes in the components of shareholders’ equity during years ended June 30, 2008 and 2007 are summarized as follows:

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Share Capital
Balance – June 30, 2006		28,189,192	$31,684
Issued under private placement, net of
issuance costs (see (a) below)		4,986,779	20,409
Issuance costs attributed to renunciation of
exploration expenditures (see (c) below)		-	(3,740)
Issued on exercise of warrants		447,403	1,415
Issued on exercise of stock options		151,500	488
Issued on patent acquisition (see note 6)		264,895	1,645
Issued for acquisition of mineral property
interest (see note 5(a))		56,657	300
Balance – June 30, 2007		34,096,426	52,201
Issued under private placement, net of
issuance costs (see (b) below)		1,500,000	8,590
Issuance costs attributed to renunciation of
exploration expenditures (see (c) below)		-	(2,723)
Issued on exercise of warrants		1,688	11
Issued on exercise of stock options		92,900	387
Issued for acquisition of mineral property
interest (see note 5(b))		140,000	651
Balance – June 30, 2008		35,831,014	$59,117

Warrants (see note 10)
Balance – June 30, 2006	$2.17	441,278	$422
Issued under private placement, net of
issuance costs (see (a) below)	$5.75	1,884,689	2,816
Broker’s warrants issued (see (a) below)	$5.00	229,663	282
Carrying amount of warrants exercised	$2.21	(447,403)	(425)
Balance – June 30, 2007	$5.67	2,108,227	3,095
Broker’s warrants issued (see (b) below)	$5.35	85,800	57
Carrying amount of warrants exercised	$5.00	(1,688)	(2)
Carrying amount of warrants expired	$5.00	(221,850)	(272)
Balance – June 30, 2008	$5.73	1,970,489	$2,878

Stock Options (see note 11)
Balance – June 30, 2006	$1.96	2,345,000	$2,206
Stock options granted	$5.20	1,137,500	-
Compensation expense recognized	-	-	2,522
Carrying amount of options exercised	$2.16	(151,500)	(161)
Balance – June 30, 2007	$3.06	3,331,000	4,567
Stock options granted	$4.71	397,500	-
Compensation expense recognized	-	-	865
Carrying amount of options exercised	$3.18	(92,900)	(92)
Carrying amount of options forfeited or expired	$5.23	(94,500)	(220)
Balance – June 30, 2008	$3.19	3,541,100	$5,120

Contributed Surplus
Balance – June 30, 2007 and 2006			$-
Carrying amount of warrants expired			272
Carrying amount of options forfeited or expired			220
Balance – June 30, 2008			$492

(a)

Effective December 21, 2006, the Corporation issued by way of private placement 3,749,379 units and 1,217,400 flow-through shares at a price of $4.75 per unit and $5.75 per flow-through share, for gross proceeds of $24,810,000. Each unit was comprised of one common share and one half

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

of one transferable common share purchase warrant, each full warrant entitling the holder to acquire one additional common share at a price of $5.75 per share for a period of three years after the date of closing. A fair value of $3,000,000 was recognized for the warrants.

A total of 2,315,879 units and all of the flow-through shares were issued on a “bought deal” basis for gross proceeds of $18,000,000, and the agent was paid a commission of 6.5% of the gross proceeds and received broker’s warrants to acquire 229,663 non-flow-through shares at a price of $5.00 per share for a period of eighteen months after the date of closing. The remaining 1,433,500 units were issued on a non-brokered basis for gross proceeds of $6,809,000, and a further 20,000 units were issued as a fee for this part of the offering.

Net proceeds from the issuance of the units and flow-through shares were $23,225,000, after issuance costs comprised of the agent’s commission of $1,170,000, the fair value of the broker’s warrants of $282,000, the fair value of the non-brokered fee units of $95,000 and other issuance costs of approximately $481,000, less the future income tax benefit of such costs of $443,000.

(b)

Effective December 11, 2007, the Corporation issued by way of private placement 1,430,000 flow- through shares on a brokered basis and 70,000 flow-through shares on a non-brokered basis at $6.05 per share, for aggregate gross proceeds of $9,075,000. The agent to the private placement was paid a commission of 6% of the gross proceeds from the brokered offering and received broker’s warrants to acquire 85,800 non-flow-through shares at any time until December 11, 2008 at a price of $5.35 per share. Net proceeds from the issuance were $8,590,000, after issuance costs comprised of the agents’ commission of $519,000, the fair value of the broker’s warrants granted of $57,000 and other issuance costs of $92,000, less the future income tax benefit of such costs of $183,000.

(c)

During the year ended June 30, 2008, the Corporation renounced exploration expenditures deductible for Canadian income tax purposes of $9,075,000 in respect of flow-through shares issued during the 2007 calendar year (fiscal 2007 in respect of flow-through shares issued in calendar 2006 – $11,000,000). The Corporation recognized a resultant future income tax liability of $2,723,000 arising from these renunciations (fiscal 2007 – $3,740,000), and reduced share capital by the same amount to recognize an additional cost of the issuance of the shares.

(d)

Under Canadian Securities requirements, National Policy 46-201 “Escrow for Initial Public Offerings”, securities held by principals are required to be held in escrow in accordance with the national escrow regime applicable to initial public distributions. Common shares and stock options issued to directors, officers and significant shareholders prior to the initial public offering on January 26, 2006 were required to be held in escrow prior to the Corporation being listed on the Toronto Stock Exchange, with release being scheduled by time and without conditions. As at June 30, 2007, a total of 2,098,694 common shares and 900,000 stock options remained subject to escrow, all of which had been released as of June 30, 2008.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

10.	Warrants

Warrants outstanding at June 30, 2008 are summarized as follows:

	Number
	of shares
	issuable	Exercise
Expiry date	on exercise	price

December 11, 2008	85,800	$5.35
December 21, 2009	1,884,689	$5.75

	1,970,489

The fair value of warrants issued during the year ended June 30, 2008 was determined under the Black- Scholes option pricing model based on their full term and using a risk-free interest rate of 4.0%, an expected volatility of 51% and no expected dividends (2007 – risk free interest rate of 3.95% to 4.64% per annum, an expected volatility of 50% and no expected dividends).

11.	Stock-Based Compensation

The Corporation has a stock option plan that was approved by its shareholders on January 9, 2006. Under the plan and at the discretion of the board of directors, the Corporation may grant stock options to directors, officers, employees and consultants. The maximum term of options granted under this plan is seven years, and other provisions including vesting and exercise price are determined at the discretion of the directors at the time of granting, subject to the requirement that the exercise price not be less than the market price of the common shares at the granting date. As at June 30, 2008, a total of 3,391,100 options were outstanding under the plan (2007 – 3,331,000). The aggregate number of common shares issued or issuable on exercise of stock options granted under this plan cannot exceed 10% of the number of common shares issued and outstanding from time to time, and accordingly 192,001 remain available for future grantings as at June 30, 2008.

Included in the total of 397,500 stock options granted during the year ended June 30, 2008 are 150,000 stock options which were granted outside of the Corporation’s stock option plan and in accordance with the rules of the Toronto Stock Exchange, all of which remained outstanding as at June 30, 2008. These options have a term of seven years and vest in equal thirds over a one year period from the date of grant.

All options granted during the years ended June 30, 2008 and 2007 carried exercise prices equal to the fair value of the common shares as at the granting date. The weighted average per-share fair value of options granted during 2008 was $2.31 (2007 – $2.22). The stock-based compensation expense recognized for the year in respect of options granted was $865,000 (2007 – $2,522,000), of which $748,000 (2007 – $2,213,000) has been charged to income and $117,000 (2007 – $309,000) has been capitalized to mineral properties and deferred exploration costs.

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 2.9% to 4.4% per annum, an expected life of options of 4 years, an expected volatility of between 56% and 62% and no expected dividends (2007 – risk-free interest rate of 3.85% to 3.99%, expected life of 4 years, expected volatility of 50% and no dividends).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

Incentive stock options outstanding and exercisable at June 30, 2008 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$0.80	935,000	3.96	$ 0.80	$935,000	0.80
$1.50	183,100	4.47	$ 1.50	$183,100	1.50
$3.08	1,007,500	4.88	$ 3.08	$1,007,500	3.08
$3.88	15,000	5.53	$ 3.88	$-	-
$4.46	215,500	5.67	$ 4.46	$215,500	4.46
$4.99	820,000	5.74	$ 4.99	$820,000	4.99
$5.19	150,000	5.92	$ 5.19	$100,000	5.19
$5.38	50,000	6.28	$ 5.38	$50,000	5.38
$5.90	65,000	6.62	$ 5.90	$65,000	5.90
$6.11	100,000	6.89	$ 6.11	$100,000	6.11

	3,541,100	4.99	$ 3.19	$3,476,100	3.15

In addition, certain officers of a subsidiary of the Corporation have been provided with an incentive plan under which they could be issued over a period of up to four years an aggregate maximum of 64,412 shares of the Corporation as bonus remuneration in the event that their business unit achieves certain pre-set earnings targets. No compensation expense has been recorded by the Corporation in respect of shares potentially issuable under this plan and none will be recorded until it becomes likely that the minimum earnings targets will be achieved.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

12.	Income Taxes

The following table reconciles the income taxes that would be incurred by applying statutory tax rates to the Corporation’s pre-tax income and the taxes actually recorded:

	2008	2007

Loss before provision for taxes	$(4,949)	$(4,484)
Statutory tax rate	35.81%	38.12%

Income taxes at statutory tax rates	(1,772)	(1,709)

Non-deductible permanent differences	288	911
Differences in foreign tax rates	12	-
Effect of change in tax rate	(97)	42
Change in valuation allowance	486	(1,513)
Other	102	273

Provision for (recovery of) taxes	$(981)	$(1,996)

Provision for (recovery of) taxes applicable to:
Current taxes	$(187)	$212
Future income taxes	(794)	(2,208)

Provision for (recovery of) taxes	$(981)	$(1,996)

The tax effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases deductible against taxable income of future years, including non-capital losses, are summarized as follows:

	2008	2007

Future income tax assets:
Losses carried forward	$1,899	$953
Property, plant and equipment and intangible assets	111	236
Mineral properties and deferred exploration costs	-	50
Asset retirement obligation and other reclamation liability	-	3,077
Share issuance costs	561	654
Other	35	5
	2,606	4,975
Valuation allowance	(540)	(54)
	2,066	4,921

Future income tax liabilities:
Mineral properties and deferred exploration costs	(6,787)	(7,676)

Net future income tax liabilities	$(4,721)	$(2,755)

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

13.	Loss per Share

In determining diluted loss per share for the year ended June 30, 2008, none of the Corporation’s 3,541,100 stock options (2007 – 3,331,000 options), 64,412 contingently issuable shares (2007 – 64,412 shares) or 1,970,489 warrants (2007 – 2,108,227 warrants) outstanding at year end were included because the effect of doing so would have been anti-dilutive.

14.	Commitments

(a)

As a consequence of its renunciation of exploration expenditures deductible for Canadian income tax purposes in respect of flow-through shares issued during the 2007 calendar year (see note 9(c)), the Corporation remains committed as of June 30, 2008 to incur further renounceable exploration expenditures totaling $4,004,000 by December 31, 2008.

(b)

The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as at June 30, 2008 are as follows:

2009	$383
2010	384
2011	392
2012	373
2013	301
Thereafter	765

$2,598

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

15.	Financial Instruments

Information regarding the Corporation’s financial instruments is summarized as follows:

Fair Value

		June 30, 2008
	Effective Annual	Fair	Carrying
	Interest Rate	Value	Amount
Financial Assets
Receivables
Canadian dollar denominated	n/a	$1,742	$1,742
US dollar denominated	n/a	$214	$214
Cash and Demand Deposits	n/a	$2,316	$2,316
Bankers’ Acceptances	n/a	$10,689	$10,689
Term deposits	3.15% to 3.90%	$1,260	$1,260
Financial Liabilities
Accounts payable and accrued liabilities
Canadian dollar denominated	n/a	$3,161	$3,161
US dollar denominated	n/a	$18	$18

All bankers’ acceptances carried initial maturity periods of three months or less. They are included in cash and cash equivalents and are therefore classified as held for trading, and their fair values have been estimated by the Corporation by making reference to published yields for such instruments.

All term deposits held at June 30, 2008 have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. Given their short term nature and low investment risk, the Corporation estimates that the carrying amounts of the term deposits approximate their fair values. All term deposits at June 30, 2008 are included in restricted cash and deposits.

Credit Risk

Substantially all of the Corporation’s cash and cash equivalents and term deposits are held with major financial institutions in Canada such that the exposure to credit risk is considered insignificant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables, and the Corporation’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. The Corporation considers the risk of loss to be significantly mitigated due to the financial strength of the parties from whom they are due, including with respect to trade accounts receivable as the Corporation’s major customers include government organizations as well as substantial corporate entities.

Foreign Exchange Risk

The Corporation currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its property, plant and equipment and mineral properties are located, and significantly all of its revenue is earned, in Canada. Should the Corporation be successful in its efforts to

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

increase the consulting services provided in the US market, its exposure to exchange rate risk would accordingly be increased.

16.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the years ended June 30, 2008 and 2007 is summarized as follows:

	2008	2007

Composition of Cash and Cash Equivalents
Cash and demand deposits	$2,316	$4,994
Bankers’ acceptances	10,689	16,637

	$13,005	$21,631

Cash Flows Arising From Interest and Taxes Paid
Interest paid	$-	$-
Income taxes paid	$13	$109

Non-Cash Investing and Financing Transactions
Shares issued for acquisition of mineral property interests (see note 5)	$651	$300
Shares issued for patents and contracts	$-	$1,645
Settlement of other reclamation liability through vesting of restricted
cash on Keno Hill Final Closing (see notes 5(a) and 7)	$10,000	$-
Capitalization of stock-based compensation expense to deferred
exploration costs	$117	$309
Increase (decrease) in accounts payable and accrued liabilities related to:
Mineral properties	$521	$1,377
Property, plant and equipment	$410	$-

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

17.	Segmented Information

	Consulting	Mineral
2008	Services	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$5,059	$-	$-	$5,059
Non-Canadian	677	-	-	677
Intersegment	1,032	-	-	1,032
Total segment revenues	6,768	-	-	6,768
Intersegment revenues
eliminated on consolidation	(1,032)	-	-	(1,032)
Total revenues as reported	$5,736	$-	$-	$5,736

Consulting costs	$4,673	$-	$-	$4,673
Accretion of asset retirement obligation	37	-	-	37
Amortization –
Property, plant and equipment	254	-	122	376
Intangible assets	648	-	-	648
Stock-based compensation	122	-	626	748
Other expenses	1,161	-	3,960	5,121
Interest expense (income)	(69)	-	(917)	(986)
Write-down of property, plant and
equipment	-	-	68	68

Loss before provision for taxes	$(1,090)	$-	$(3,859)	$(4,949)

Capital asset expenditures in year	$562	$15,661	$515	$16,738

Total assets	$5,522	$45,782	$15,164	$66,468

	Consulting	Mineral
2007	Services	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$3,929	$-	$-	$3,929
Non-Canadian	124	-	-	124
Intersegment	699	-	-	699
Total segment revenues	4,752	-	-	4,752
Intersegment revenues eliminated on
consolidation	(699)	-	-	(699)
Total revenues as reported	$4,053	$-	$-	$4,053

Consulting costs	$2,923	$-	$-	$2,923
Accretion of asset retirement obligation	48	-	-	48
Amortization –
Property, plant and equipment	57	-	167	224
Intangible assets	373	-	-	373
Gain from re-estimation of ARO	(88)	-	-	(88)
Stock-based compensation	708	-	1,505	2,213
Other expenses	1,169	-	2,912	4,081
Interest expense (income)	(89)	-	(1,187)	(1,276)
Write-down of property, plant and
equipment	39	-	-	39

Loss before provision for taxes	$(1,087)	$-	$(3,397)	$(4,484)

Capital asset expenditures in year	$945	$12,115	$218	$13,278

Total assets	$17,663	$29,083	$23,054	$69,800

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

The Corporation’s two operating segments are consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, and exploration and development of mineral properties. The corporate segment includes the Corporation’s executive head office and general corporate administration and activity. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. For the year ended June 30, 2008, the Corporation has made certain changes in the methodology followed in allocating certain expenditures between operating segments for the purpose of assessing segment performance. The prior year segmented information figures have been restated to reflect the same methodology for comparative purposes.

During the year ended June 30, 2008, the Corporation’s consulting services segment recorded revenues from two customers representing 10% or more of total revenue, in the amounts of $2,583,000 and $767,000 (2007 – from two customers, in the amounts of $1,361,000 and $467,000). Substantially all of the Corporation’s capital assets and goodwill are located in Canada.

18.	Related Party Transactions

(a)

During the year ended June 30, 2008, the Corporation incurred technical service fees with NovaGold totaling $696,000 (2007 – $946,000), which have been capitalized to mineral properties and deferred exploration costs. NovaGold is related as it is a shareholder with significant influence over the Corporation. A total of 1,048,500 of the units issued on a non-brokered basis in the Corporation’s December 21, 2006 offering were subscribed for by NovaGold (see note 9(a)). NovaGold also held a right to back in to the Corporation’s Brewery Creek property, which right it permitted to expire during the year ended June 30, 2008 (see note 5(c)). As at June 30, 2008, accounts payable and accrued liabilities include $58,000 (2007 – $91,000) due to NovaGold.

(b)

With respect to the Corporation’s December 11, 2007 financing, the shares issued on a non- brokered basis were subscribed for by directors and senior management of the Corporation and individuals related to NovaGold (see note 9(b)).

(c)

During the year ended June 30, 2007, the Corporation recorded $273,000 in contractors expenses and the purchase of mobile equipment from Asset Liability Management Group ULC (“ALM”), a company related to one director and one officer of the Corporation. There were no transactions with ALM during the year ended June 30, 2008.

(d)

The Corporation also incurred $97,000 the year for rent of office space (2007 – $83,000) under an agreement with Access Field Services, a company owned by certain officers of the Corporation’s subsidiary Access. At June 30, 2008, accounts payable and accrued liabilities include $nil due to Access Field Services (June 30, 2007 – $nil).

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

19.	Significant Differences Between Canadian and United States Accounting Principles

Canadian generally accepted accounting principles (“Canadian GAAP”) vary in certain significant respects from the principles and practices generally accepted in the United States (“US GAAP”). The effect of the principal measurement differences on the Corporation’s consolidated financial statements as at and for the years ended June 30, 2008 and 2007 are quantified below and described in the accompanying notes:

Consolidated Balance Sheets	2008	2007
Total assets reported under Canadian GAAP	$66,468	$69,800
Mineral properties and deferred exploration costs (see (a) below)	(26,601)	(15,843)
Total assets under US GAAP	$39,867	$53,957
Total liabilities reported under Canadian GAAP	$8,714	$15,822
Other reclamation liability (see (a) below)	-	(1,200)
Future income tax liability (see (a) below)	(3,944)	(1,977)
Total liabilities under US GAAP	$4,770	$12,645
Total shareholders’ equity reported under Canadian GAAP	$57,754	$53,978
Share capital – cumulative flow-through share issuances (see (b) below)	2,526	1,510
Deficit – cumulative reconciliation adjustments	(25,183)	(14,176)
Total shareholders’ equity under US GAAP	$35,097	$41,312

Consolidated Statements of Operations and Comprehensive Loss	2008	2007

Net loss and comprehensive loss reported under Canadian GAAP	$(3,968)	$(2,488)
Deferred exploration costs (see (a) below)	(11,738)	(12,129)
Future income tax expense –
Deferred exploration costs (see (a) below)	1,747	1,510
Flow-through share issuance (see (b) below)	(368)	(2,158)

Net loss and comprehensive loss under US GAAP	$(14,327)	$(15,265)

Net loss per common share under US GAAP – Basic and diluted	$(0.41)	$(0.49)

Consolidated Statements of Cash Flows	2008	2007
Cash flows used in operating activities reported under Canadian GAAP	$(4,112)	$(3,029)
Deferred exploration costs (see (a) below)	(11,007)	(10,231)
Cash flows used in operating activities under US GAAP	$(15,119)	$(13,260)
Cash flows used in investing activities reported under Canadian GAAP	$(13,282)	$(11,925)
Deferred exploration costs (see (a) below)	11,007	10,231
Cash flows used in investing activities under US GAAP	$(2,275)	$(1,694)

(a)

Under US GAAP, the Corporation would be required to expense as incurred exploration and development costs on a mineral property prior to completion of a definitive feasibility study which establishes proven and probable reserves, as well as any costs of maintaining title subsequent to initial acquisition. Only the costs relating to initial acquisition of a mineral property asset would be capitalized. In addition, such expenditures would be classified as operating activities in the statement of cash flows. Also, under US GAAP the Corporation would not record accretion on its

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

other reclamation liability balance, and instead would recognize the additional mineral property acquisition cost at the time of Final Closing.

(b)

Under US GAAP, any premium realized on the issuance of flow-through shares is required to be recorded as a liability pending renunciation of deductible expenditures to the subscribers. Upon renunciation, any difference between this liability and the resultant future income tax liability is recorded as a future income tax expense. The renunciations in respect of flow-through issuances completed in April and December of 2006 were effected during the year ended June 30, 2007. The renunciation in respect of the flow-through issuance completed in December 2007 was effected during the year ended June 30, 2008.

Impact of recently adopted United States accounting pronouncements:

The Corporation adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”) on January 1, 2008. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from FASB Statement No. 5, Accounting for Contingencies. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, Accounting for Income Taxes. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. The adoption of FIN 48 did not impact the Corporation’s consolidated financial position or results of operations.

In September 2006, the FASB issued FAS 157 that defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosure about fair value measurements. FAS 157 applies under other US GAAP pronouncements that require (or permit) fair value measurements where fair value is the relevant measurement attribute. The adoption of FAS 157 did not impact the Corporation’s consolidated financial position or results of operations.

In February 2008 the FASB issued FSP FAS 157-2. FSP FAS 157-2 delays the effective date of FAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Therefore, we will apply the requirements of FAS 157 to property, plant and equipment, intangible assets, goodwill and asset retirement obligations beginning in 2009.

Impact of recently issued United States accounting pronouncements:

In March 2008, the FASB issued FAS 161, which will require entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently evaluating the impact of adopting FAS 161 on our note disclosures related to derivative instruments and hedging activities

In December 2007, the FASB issued FAS 141(R), which will replace FAS 141 prospectively effective for business combinations consummated after the effective date of December 15, 2008. Early adoption is not permitted. Under FAS 141(R), business acquisitions will be accounted for under the “acquisition method”, compared to the “purchase method” mandated by FAS 141. Also in December 2007 and effective for fiscal years beginning after December 15, 2008, the FASB issued FAS 160. Under FAS 160, the non-controlling interest will be measured at 100% of the fair value of assets acquired and liabilities assumed, compared to current standards under which it is measured at book value. For presentation and disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity. FAS 160 will also change the manner in which increases/decreases in ownership percentages are accounted for, as well as

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007
(figures in tables are expressed in thousands of dollars)

the manner by which accumulated losses are attributed to non-controlling interests. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.

The Corporation does not believe that these standards will have any material effect on the Corporation’s financial statements, but has determined that financial statement note disclosure will be increased.